Filed Pursuant to Rule 433

Registration No. 333-149589

Questar Market Resources, Inc.
Final Term Sheet
April 1, 2008

Issuer:	Questar Market Resources, Inc.
Aggregate Principal Amount Offered:	$450,000,000
Coupon:	6.80%
Maturity:	April 1, 2018
Yield to Maturity:	6.810%
Spread to Benchmark Treasury:	+ 325 basis points
Benchmark Treasury:	3.50% due February 15, 2018
Benchmark Treasury Price and Yield:	$99-16 and 3.56%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2008
Redemption Provision:	Make Whole Call UST+ 50 basis points
Price to Public:	99.939%
Net proceeds to Issuer (after underwriting discount, but before expenses):	$446,800,500
Use of Proceeds:	Questar Market Resources, Inc. intends to use the proceeds to reduce a $500 million short-term bank loan.
Settlement Date:	April 4, 2008
Sole Book-Running Manager:	Banc of America Securities LLC
Lead Manager:	Wachovia Capital Markets, LLC
Co-Managers:

Barclays Capital Inc., BMO Capital Markets Corp., J.P. Morgan Securities Inc., SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC, Lazard Capital Markets LLC, Greenwich Capital Markets, Inc., SG Americas Securities, LLC and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.